CM

06006311

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER 8- 66024

RECD S.E.C. MAR 1 2006

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: DnB NOR Markets Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 Park Avenue -- 31st Floor
(No. and Street)

New York (City) NY (State) 10166 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Sherry Xie (212) 681 - 3838
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

300 Madison Avenue (Address) New York (City) NY (State) 10017 (Zip Code)

PROCESSED
JUN 13 2006
THOMSON
FINANCIAL

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Niels P. Lyng-Olsen, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of DnB NOR Markets, Inc., as of December 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

LYNN LING YU
NOTARY PUBLIC, STATE OF NEW YORK
ID No. 01YU6106019
QUALIFIED IN RICHMOND COUNTY
MY COMMISSION EXPIRES 02/23/2008

Notary Public

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DnB NOR Markets Inc.

Statement of Financial Condition
December 31, 2005

DnB NOR Markets Inc.
Index
December 31, 2005

Page(s)

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors

To the Board of Directors and Stockholder of
DnB NOR Markets Inc.

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of DnB NOR Markets Inc. (the "Company") at December 31, 2005, in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 17, 2006

DnB NOR Markets Inc.
Statement of Financial Condition
December 31, 2005

Assets	
Cash and cash equivalents	$ 10,079,090
Investment banking and advisory fees receivable	348,207
Furniture and equipment, at cost (net of accumulated depreciation $17,591)	53,440
Accrued interest receivable	29,179
Taxes receivable	924,347
Deferred taxes	65,956
Other assets	11,329
Total assets	$ 11,511,548
Liabilities and Stockholder's Equity	
Accrued expenses	$ 1,031,314
Accrued interest payable	2,794
	1,034,108
Subordinated borrowings	10,000,000
Total liabilities	11,034,108
Stockholder's Equity	
Common stock	366,366
Stockholder's equity	111,074
Total stockholder's equity	477,440
Total liabilities and stockholder's equity	$ 11,511,548

The accompanying notes are an integral part of these financial statements.

1. Nature of Business and Significant Accounting Policies

Nature of Operations and Organization

DnB NOR Markets, Inc. (the "Company") is a wholly owned subsidiary of DnB NOR Bank, ASA (the "Parent") based in Norway. The Company was formed under the laws of the state of New York on January 10, 2003 as a Corporation. The Parent owns 100% of all membership interest in the Company.

The Company is based in the United States and conducts business from its office in New York City. The Company is engaged primarily in rendering merger and acquisition financial advice, advice with respect to other financial transactions, and in offering of securities. The accompanying financial statements may not necessarily be indicative of the condition that may have existed, or results of operations, if the Company had been operated as an unaffiliated entity.

The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers Inc. ("NASD"). The Company was approved as a broker-dealer and began securities operations on December 9, 2003. The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities and, accordingly, is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 pursuant to paragraphs (k)(2)(i) of the Rule.

Cash Equivalents

Cash equivalents are comprised of instruments with maturities of ninety days or less.

Income Taxes

Income taxes are accounted for under the asset and liability method as required under Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Use of Estimates

In preparing the financial statement in conformity with accounting principles generally accepted in the United States of America, management makes estimates and assumptions in determining the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates and assumptions.

Fixed Assets

Automobile and equipment are recorded at cost. Depreciation on automobile and equipment is calculated on a straight line basis using estimated useful lives of 2 to 4 years.

2. Related Party Transactions

On September 15, 2003 the Company entered into a subordinated loan agreement with the Parent for working capital purposes. The original amount of the loan was $2 million and interest accrued at 6%. The loan was converted into the August 30, 2004 note disclosed below.

On June 10, 2004, the Company entered into a subordinated loan agreement with the Parent. The effective date of the agreement is July 15, 2004. The loan will mature on December 31, 2007. As of December 31, 2005, the outstanding amount on this loan is $8 million.

On August 30, 2004, the Company entered into a subordinated loan agreement with the Parent. The effective date of the agreement is September 29, 2004. The loan will mature on December 31, 2007. As of December 31, 2005 the outstanding amount on this loan is $2 million.

The loans have been approved by the NASD for inclusion as equity by the Company in computing net capital under the SEC's Uniformed Net Capital Rule.

The Company has entered into an agreement with the Parent, whereby the Parent provides the Company with shared occupancy and administrative including payroll, accounting and cash management, financial and credit services, purchasing and/or leasing of equipment, record storage.

3. Income Taxes

The Company files federal, New York State and New York City income tax returns. Deferred income taxes at December 31, 2005 consist of net operating loss carryforwards and startup costs which will amortize for tax purposes. The Company has not provided a valuation allowance for the deferred tax asset as December 31, 2005, as management believes that it is more likely than not that the Company will generate sufficient taxable income to realize the potential benefit of future deductions from taxable income.

4. Commitments and Contingencies

The Company subleases office space under an operating lease with its parent which commenced on November 1, 2005 and expires on May 31, 2011. The agreement obligates the Company to pay the parent 6.58% of the total rental expense.

As of December 31, 2005, the minimum annual rental commitments, subject to escalation based on increases in certain costs incurred by the lessor, are as follows:

Year ending December 31,	
2006	$ 149,393
2007	149,393
2008	149,393
2009	149,393
2010 and thereafter	211,640
	$ 809,212

5. Benefit Plan

The Company instituted a defined contribution 401(k) plan in 2004. Eligible employees electing to enroll in this plan may receive an employer match of 100% up to 8% of salary or a maximum of $9,500.

6. Net Capital Requirements

As a registered broker-dealer and a member of the NASD Inc., the Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-l which requires that the

Company maintain minimum net capital, as defined, of 6-2/3% of aggregate indebtedness or $100,000, whichever is greater. As of December 31, 2005, the Company had net capital of $8,886,161, which exceeded the regulatory requirement by $8,786,161.

7. Concentration of Credit Risk

The Company maintains its cash in two financial institutions, which at times may exceed federal insured limits. The Company has not experienced any losses in such accounts.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors on Internal Control Required By SEC Rule 17a-5

To the Board of Directors and Stockholder of DnB Nor Markets Inc.

In planning and performing our audit of the financial statements and supplemental schedules of DnB Nor Markets Inc. (the "Company") for year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and
2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide

PRICEWATERHOUSECOOPERS

management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 17, 2006